

02006619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-17264

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CROWN CAPITAL SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 TOWN & COUNTRY ROAD, SUITE 310
(No. and Street)

ORANGE (City) CALIFORNIA (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAROL K. PAULSEN, PRESIDENT 714-547-9481
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATES COUGHTRY REISS LLP
(Name — *If individual, state last, first, middle name*)

2600 E. NUTWOOD AVENUE, STE 200, FULLERTON, CALIFORNIA 92831-3105
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAROL K. PAULSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWN CAPITAL SECURITIES, L.P., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


THOMAS E. BURNS, III
Commission # 1272337
Notary Public - California
Orange County
My Comm. Expires Aug 26, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- EXEMPT (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- EXEMPT (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2001

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz°
Kenneth J. Liekhus°
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Kathy Evans
Lori Henderson
Richard M. Holash
Louis H. Lopez
Kathy McKibbin
Judith A. Pappe

°Professional Corporation

INDEPENDENT AUDITORS' REPORT


FEB 27 2002

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 310
Orange, CA 92868

We have audited the balance sheet of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2001 and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2001, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bates Coughtry Reiss LLP

Fullerton, CA
February 7, 2002

2600 E. Nutwood Avenue, Suite 200 ° Fullerton, California 92831-3105 ° Telephones 714·871·2422 ° 800·214·2727 ° FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

CROWN CAPITAL SECURITIES, L.P.
BALANCE SHEET
December 31, 2001

ASSETS

CURRENT ASSETS:	
Cash	$ 1,096,554
Accounts receivable	602,844
Accounts receivable - other	3,793
Prepaid insurance	35,844
Total current assets	1,739,035
OTHER ASSETS:	
Deposit - Pershing	25,000
Deposits - Other	2,193
Total assets	$ 1,766,228

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:	
Commissions payable	$ 813,473
Accounts payable	309,854
Total current liabilities	1,123,327
LONG-TERM LIABILITIES	-
Total liabilities	1,123,327
COMMITMENTS	-
PARTNERS' CAPITAL	642,901
Total liabilities and partners' capital	$ 1,766,228

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

REVENUE:	
Variable Annuities	$ 3,631,708
Mutual Funds	3,673,223
RIA	2,496,467
Securities	1,161,679
Variable Life	607,322
Limited Partnerships	808,882
Tax Sheltered Annuities	85,854
Insurance	1,560
Conferences and Seminars	155,866
Marketing Fees	108,981
Miscellaneous	147,066
Total revenue	12,878,608
EXPENSES:	
Commission Expense	11,122,928
Contract Service Fees	1,168,000
Conferences and Seminars	76,264
Insurance	141,566
Professional Fees	32,375
Tax, License and Permits	21,740
Miscellaneous Expenses	9,088
Total expenses	12,571,961
NET INCOME	$ 306,647

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2001

	General Partners	Limited Partners	Total
Beginning Partners' Capital	$ (98,815)	$ 435,069	$ 336,254
Net Income	206,465	100,182	306,647
Ending Balance at December 31, 2001	$ 107,650	$ 535,251	$ 642,901

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 306,647
Changes in operating assets and liabilities:		
Increase in accounts receivable	$ (118,476)	
Increase in prepaid expenses	(18,007)	
Decrease in deposits	590	
Increase in commissions payable	137,607	
Increase in accounts payable	87,650	
Total adjustments		89,364
Net cash provided by operating activities		396,011
Net Increase in Cash and Cash Equivalents		396,011
Cash and Cash Equivalents at Beginning of Year		700,543
Cash and Cash Equivalents at End of Year		$ 1,096,554

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 for the purpose of operating as a registered broker/dealer and investment advisor, and providing investment services.

   Effective June 1, 1999, the Partnership purchased the broker/dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2001 the Partnership is registered in fifty states and Washington, D.C.

B. The Partnership has entered into an agreement with Consolidated Brokerage Services, Inc. (CBS) (a California corporation), where Consolidated Brokerage Services, Inc. performs various services for the Partnership, and in return the Partnership pays a monthly fee to Consolidated Brokerage Services, Inc. (Note 5)

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed accounts receivable and believes all receivables on December 31, 2001 are collectible. As such, no allowance for bad debts has been included in the statements.

E. Commissions are reflected as income when earned and commissions due to salesmen are recorded as expense when incurred.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2001 is $684.

G. All material tax effects of the partnership's income or loss are passed through to the partner's individually; therefore, no provision for income tax is reflected on these statements.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – ACCOUNTS PAYABLE

Approximately $309,054 of the accounts payable balance at December 31, 2001 is deposits received for attendance in Crown Capital Securities, L.P.'s Regency Marketing Programs in 2002 and 2003.

NOTE 3 – CONTINGENT LIABILITY

The Company acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Company may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Company to date has been insignificant.

NOTE 4 – OPERATING LEASES

The long-term operating lease for office space in Orange, California is being paid by Consolidated Brokerage Services, Inc. under their service agreement. (Note 5)

NOTE 5 – RELATED PARTY

Various services of the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS). The 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2001, the Partnership incurred expenses of $1,168,000 to Consolidated Brokerage Services, Inc.

NOTE 5 – RELATED PARTY (cont'd)

The Partnership also has an Affiliation Agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs in connection with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2001, the Partnership reimbursed $20,400 and incurred expenses of $0 to/for CCIA.

NOTE 6 – PURCHASE OF BROKER/DEALERS LICENSE

Effective June 1, 1999 Crown Capital Securities, L.P. purchased the broker/dealer license of Eric Equities, Inc. At June 1, 1999 all Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest	$ 0
Income Tax	$ 1,100

B. Supplemental schedule of noncash investing and financing activities: none.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Trade Accounts Receivable

Most of the Partnership's business activity, selling various types of securities and investments, is done through investment companies located nationwide.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK (cont'd)

B. Cash Accounts

The Partnership maintains its cash account in one financial institution located in Irvine, California. Balances at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Partnership's uninsured cash balance totaled $1,034,917 as of December 31, 2001.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $542,690, which was $467,868 in excess of its required net capital of $74,822. The Company's net capital ratio was 2.1 to 1.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
December 31, 2001

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital		$ 642,901
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		642,901
Less nonallowable assets:		
Accounts receivable	$ 58,381	
Accounts receivable - other	3,793	
Prepaid insurance	35,844	
Deposits - other	2,193	100,211
Net capital		$ 542,690

SCHEDULE II

Exemption from reserve requirements pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve requirements under the exemption provided for in Rule 15c3-3(K)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHEDULE IV

Reconciliation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Therefore, no reconciliation is required.

See Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

	Partners' Capital	Non-Allowable Assets	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/01	$ 642,715	$ 99,823	$ 542,892
Audit Adjustments:			
Net Income:			
Commission Income	3,885	388	3,497
Miscellaneous Income	73,662	-	73,662
Conferences and Seminars	(76,264)	-	(76,264)
Commission Expense	(3,497)	-	(3,497)
Insurance Expense	(4,701)	-	(4,701)
Tax, License and Permits	2,400	-	2,400
Agency License Fees	4,701	-	4,701
Assets:			-
Prepaid Insurance	-	-	-
Net Capital, 12/31/01	$ 642,901	$ 100,211	$ 542,690

See Auditors' Report.

CERTIFIED · PUBLIC · ACCOUNTANTS

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz°
Kenneth J. Liekhus°
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Kathy Evans
Lori Henderson
Richard M. Holash
Louis H. Lopez
Kathy McKibbin
Judith A. Pappe
°Professional Corporation

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 310
Orange, CA 92868

We have examined the answers to the financial questionnaire of Crown Capital Securities, L.P. as of December 31, 2001 and have reported thereon.

This supplementary letter, which contains comments not considered necessary for a fair presentation, either of financial position or of the schedules and other data and information included in the answers, is being furnished in compliance with the audit requirements of the Securities and Exchange Commission.

Based upon our examination, we found no inadequacies to exist in the internal accounting control.

The Partnership is exempt from many of the Securities and Exchange Commission Broker-Dealer requirements because they clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership does not take delivery of nor provide safekeeping for customer securities. Therefore, no box counts were necessary during the period covered by this audit.

Bates Coughtry Reiss LLP

Fullerton, CA
February 7, 2002

2600 E. Nutwood Avenue, Suite 200 ∘ Fullerton, California 92831-3105 ∘ Telephones 714·871·2422 ∘ 800·214·2727 ∘ FAX 714·871·2676